Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
First quarter 2008 operations review
16 April 2008
Commenting on the first quarter’s production results, chief executive Tom Albanese said: “Our expansion drive continues to pay off with a record-breaking first quarter for the iron ore and aluminium product groups. Markets remain very strong and the prices of many of our products are at record highs, bearing out our view that the US slowdown will have little effect on global metal and mineral supply and demand balances.
“The integration of the Alcan acquisition is going well, and our investment assumptions for this business are already being exceeded. This year we expect to invest at record levels across the group in bringing new production onstream, so we can continue to benefit from economies undergoing rapid, metals intensive phases of development.”
•	Record first quarter global production of iron ore, up 16 per cent on the first quarter of 2007.

•	Record first quarter iron ore production of 43 million tonnes in the Pilbara, Western Australia, up 15 per cent (100 per cent basis) compared with the first quarter of 2007 as the iron ore operations deliver their rapid expansion programme.

•	Strong contribution from Rio Tinto Alcan in the quarter, with a significant uplift in production compared to the first quarter of 2007. Bauxite increased by 106 per cent, alumina by 236 per cent and aluminium by 386 per cent, following a good performance from the Canadian smelters.

•	On a proforma basis the respective increases for bauxite, alumina and aluminium were 20 per cent, ten per cent and two per cent.

•	Mined copper production declined by six per cent compared with the first quarter of 2007, primarily reflecting lower grades at Kennecott Utah Copper and Northparkes.

•	Australian thermal and coking coal production was affected by heavy rains, notably in Queensland where the coal industry generally suffered production and logistics disruption.

•	Uranium production was 20 per cent higher than the 2007 comparative period.

•	During the quarter Rio Tinto reached agreement on the first two sales under its planned programme to divest around $10 billion of assets in 2008. The sale of the Greens Creek silver, lead and zinc mine in Alaska for $750 million was announced and the sale of the Cortez gold mine in Nevada was completed for $1.695 billion. In addition, Rio Tinto will benefit from a deferred bonus payment in the event of a significant discovery of additional reserves and resources at the Cortez gold mine and will also retain a contingent royalty interest in future production. Funds from these sales will be used to pay down part of the debt raised to finance the Alcan acquisition.
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This quarterly report is published instead of any Interim Management Statement, in accordance with the requirements of rules 4.3.2 and 4.3.6 of the Disclosure and Transparency Rules.
All currency figures in this report are US dollars unless otherwise stated
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q1 08	vs Q1 07	vs Q4 07
Hamersley	27,016	+13%	-6%
Hope Downs	538	—	+1587%
Robe River	7,189	+11%	-5%
IOC (pellets and concentrate)	2,119	+50%	-6%
Conditions in the iron ore market remain extremely tight with demand continuing to grow strongly. Rio Tinto continued to negotiate with customers to establish the 2008 iron ore benchmark prices and obtain a freight premium, reflecting its proximity to major customers in Asia.
During the first quarter Rio Tinto was actively selling iron ore into the spot market, as foreshadowed in its announcement of 18 December 2007.
Production and rail tonnages both increased steadily during the quarter, helped by infrastructure debottlenecking and associated scheduling. Expanded rail yard capacity and the introduction of 40 new generation locos and new rolling stock will deliver increasing benefits during the year.
Expansion projects continued to make strong progress, with the capacity upgrade of the Cape Lambert port from 55 million tonnes to 80 million tonnes per annum proceeding on track, despite challenging conditions from tropical cyclones. The feasibility study into increasing annual capacity in the Pilbara to 320 million tonnes is advancing according to plan.
Hamersley, Hope Downs and Robe River
Production from the Pilbara operations was severely affected by cyclonic activity during the quarter. In addition, a serious failure of gas supply in January led to immediate power shortages throughout Western Australia, which curtailed production and rail operations for several days. Despite these adverse conditions, record first quarter production and sales were achieved. Production for the quarter would have been in line with the fourth quarter 2007, but for these conditions.
Hamersley’s record first quarter production was up 13 per cent on the corresponding quarter of 2007, following the ramp up of the Yandicoogina capacity expansion to 52 million tonnes per annum, and the brownfield expansions at Nammuldi and Tom Price in the West Pilbara.
The Hope Downs mine produced over one million tonnes during the quarter (on a 100 per cent basis) as it started to ramp up towards its 30 million tonnes per annum capacity by early 2009.
Robe River first quarter production was 11 per cent up on the previous corresponding period, reflecting improved production at Mesa J and West Angelas.
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HIsmelt
HIsmelt has recorded limited production so far this year (18,073 tonnes) due to downtime for required maintenance. The opportunity to conduct trials has yielded strong signs that benefits from improvements will be realised, particularly to increase time in operation.
Strong interest in the HIsmelt technology has been sustained and licence negotiations with several steelmakers are progressing.
Iron Ore Company of Canada
Strong production of pellets and concentrates at the Iron Ore Company of Canada reflected record mine performance for a first quarter and debottlenecking efforts at the plant, as well as the absence of labour stoppages in 2007.
In March, Rio Tinto approved a US$475 million project to increase the Iron Ore Company of Canada’s annual production of concentrate to 22 million tonnes. The investment is the first phase of an expansion programme that may see production increase 50 per cent by 2011.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q1 08	vs Q1 07	vs Q4 07
Rio Tinto Alcan
Bauxite	8,798	+106%	+13%
Alumina	2,220	+236%	+20%
Aluminium	1,025	+386%	+23%

	Q1 08	Q1 07		vs Q1 07
Rio Tinto Alcan		proforma [1]		proforma [1]
Bauxite	8,798	7,350		+20%
Alumina	2,220	2,017		+10%
Aluminium	1,025	1,004	[2]	+2%

1 Includes Alcan data from 1 January 2007.
2 Excludes Vlissingen smelter (Netherlands,) which was divested in the first half of 2007.
Production records were set across the board in the Aluminium product group. First quarter production of bauxite, alumina and aluminium increased sharply compared with the same quarter of 2007 following the Alcan acquisition. Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and its production is included from that date. Proforma Rio Tinto Alcan production data for 2007 was published on 12 March 2008 and can be found on the Rio Tinto website at www.riotinto.com/media/5157_7363.asp
Bauxite
First quarter bauxite production was 106 per cent higher than the first quarter of 2007 and 20 per cent higher on a proforma basis. First quarter bauxite production at Weipa was 17 per cent above the same quarter of 2007, reflecting increased capacity following the commissioning of the second shiploader.
Alumina
First quarter alumina production was 236 per cent higher than the first quarter of 2007 and ten per cent higher on a proforma basis. The Yarwun alumina refinery operated consistently at its rated capacity of 1.4 million tonnes per annum, increasing production by 17 per cent when compared with the first quarter of 2007 when maintenance shutdowns occurred.
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Expansion work on the Yarwun alumina refinery is progressing on budget and on track for its first shipment of alumina in the second half of 2010. The US$1.8 billion project, announced in July 2007, will more than double annual production of the refinery, taking output from 1.4 million tonnes to 3.4 million tonnes by 2011.
Construction of the 1.8 million tonne per annum expansion of the Gove refinery is nearing completion. Production during the first quarter of 2008 reflected stabilisation of the newly commissioned plant. Full capacity is anticipated to be achieved during 2009.
Aluminium
First quarter aluminium production was 386 per cent higher than the first quarter of 2007 and two per cent higher on a like for like basis. All the Rio Tinto Alcan smelters operated well throughout the quarter with the Canadian smelters raising production by four per cent compared with the proforma first quarter 2007 levels.
COPPER
Rio Tinto share of production

	Q1 08	vs Q1 07	vs Q4 07
Kennecott Utah Copper
Mined copper (000 tonnes)	44.7	-17%	-16%
Refined copper (000 tonnes)	52.1	-25%	-12%
Molybdenum (000 tonnes)	3.4	-27%	+15%
Mined gold (000 ozs)	69	-36%	-24%
Refined gold (000 ozs)	81	-30%	-39%
Escondida
Mined copper (000 tonnes)	117.2	+5%	+13%
Refined copper (000 tonnes)	15.7	-21%	-1%
Grasberg JV
Mined copper (000 tonnes)	6.9	+20%	-26%
Mined gold (000 ozs)	0	-100%	-100%
Kennecott Utah Copper
With the exception of molybdenum, metals’ head grades for the first quarter of 2008 were lower than those of the fourth quarter of 2007 and all metal head grades were lower than the first quarter of 2007. In addition, the processing of harder ore decreased throughput and increased maintenance at the concentrator.
Grades at Bingham Canyon are expected to remain relatively low during the first half of 2008 but are anticipated to return to more normal levels during the second half.
Production decreases at the smelter and refinery, from 2007 to 2008, are attributable to lower head grades and concentrate production, resulting in the depletion of concentrate inventory in late 2007. A 26 day refinery shutdown is scheduled for July 2008 and an 11 day smelter maintenance shutdown is scheduled for August 2008.
Escondida
Mined copper for the quarter improved by five per cent compared with the corresponding period of 2007, attributable to higher copper grades for the leachate material. Refined copper production in the first quarter of 2008 was 21 per cent lower than the prior year due to low oxide leach production.
Grasberg
Lower copper and gold grades were a major factor in lowering Rio Tinto’s share of copper production and reducing its share of gold production to nil in the first quarter of 2008, compared with the fourth quarter of 2007.
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Mining is expected to continue in a relatively low-grade section of the Grasberg open pit in the first half of 2008 and a higher-grade section in the second half of 2008. Gold and silver volumes for 2008 are expected to be below the metal strip in 2008.
Other operations
Lower copper and gold production at Northparkes was due to the treatment of lower grade open cut stockpile material. Grade is expected to increase as the underground production from E26 Lift 2 North ramps up to full production, displacing the lower grade open cut material. Northparkes production for 2008 is expected to be more than 40 per cent below 2007.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q1 08	vs Q1 07	vs Q4 07
Argyle	2,172	-37%	-64%
Diavik	1,071	-31%	-39%
Production at Argyle in the first quarter of 2008 was adversely affected by wet weather and a slip in the main pit access ramp that together restricted access to high grade ore zones. Pit access has been re-established and production is expected to improve as the wet season comes to an end. Variability in feed grades and production rates will continue as the open-pit approaches the end of its life and the mine transitions to an underground operation.
At Diavik, the quantities of ore processed and carats recovered in the first quarter of 2008 were 31 per cent lower than 2007. Extreme cold temperatures experienced between January and the first half of March negatively impacted equipment reliability resulting in lower ore recovered and processed. A decrease in grade which commenced in the fourth quarter of 2007 continued throughout the first quarter of 2008.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q1 08	vs Q1 07	vs Q4 07
Rio Tinto Energy America	30,632	+1%	-8%
First quarter production was lower than the preceding quarter, but rose slightly above the same quarter of 2007, as expansion projects at the Spring Creek and Antelope mines neared completion, offsetting lower production at Jacobs Ranch and Colowyo.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q1 08	vs Q1 07	vs Q4 07
Rio Tinto Coal Australia
Hard coking coal	1,043	-27%	-32%
Other coal	5,711	-19%	+1%
Central Queensland coal operations suffered from the heavy rains during the quarter, and the consequent flooding disrupted production and transportation, particularly at Hail
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Creek. Shipping opportunities were maximised at Blair Athol, which was not directly affected by the Queensland floods, with an eight per cent increase in production. Overall, the Rio Tinto coal operations in Queensland were able to maximise opportunities from the recent floods by buying and swapping rail and port allotments from other, worse impacted producers.
In New South Wales, reduced port throughput from coal chain infrastructure limitations continued to restrict output from Rio Tinto subsidiary Coal & Allied’s mines.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to increase capacity in the second half of 2008 and into 2009.
Rio Tinto sold its 100 per cent share in the Tarong Coal mine in Queensland with an effective date of 31 January 2008 and production data are shown up to that date.
Uranium
Rio Tinto share of production (000 lbs)

	Q1 08	vs Q1 07	vs Q4 07
Energy Resources of Australia	2,011	+33%	-12%
Rössing	1,335	+3%	+10%
First quarter 2008 production at ERA’s Ranger mine was 33 per cent higher than the comparative quarter of 2007 when exceptionally high rainfall was experienced. This rainfall event also impacted 2007 throughput, and ERA entered the 2008 wet season with lower than normal high grade stockpiles. This gave rise to a 12 per cent reduction in production in the first quarter of 2008 compared with the fourth quarter of 2007.
Higher grades at Rössing led to a three per cent improvement in production in the first quarter of 2008 compared with the same quarter of 2007.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q1 08	vs Q1 07	vs Q4 07
Borates	153	+18%	+1%
Titanium dioxide feedstocks	356	+1%	-7%
First quarter borates production rose by 18 percent compared with the same quarter of 2007, driven by strong demand in Asia Pacific and Europe.
EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2008 was $159 million compared with $72 million in same period of 2007.
Pre-feasibility or feasibility work progressed on a number of important projects including Resolution (copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.
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A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium		Brazil, Colombia, Australia

Copper and Diamonds	Sulawesi nickel, Indonesia: Contract of Work negotiations progressing Lakeview nickel-copper, US: Order of magnitude study initiated Bunder diamonds, India: Order of magnitude study continued	Chile: two joint ventures signed with CODELCO
Copper and Nickel programmes continued in: Russia (Rio Nor JV), Kazakhstan, US, Mexico, Peru, Argentina, southern and central Africa;
Diamond programmes continued in: India, Canada, Russia and Mauritania Remaining interest in Corani, Peru was divested.

Energy & Minerals	Huren Gol coal, Mongolia and Landazuri coal, Colombia: coal measures intersected in drilling; Chilubane and Mutamba ilmenite Mozambique; Jadar lithium borates, Serbia: order of magnitude studies continued	Colombia, Canada, US, southern Africa, Argentina, Russia and Mongolia (coal) Australia, Canada, Turkey, Serbia (industrial minerals) Zambia (Uranium)

Iron Ore	Pilbara, Australia: delineation drilling continued at several advanced prospects	Brazil, Argentina, Guinea, and Gabon
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Rössing, Argyle, Diavik and Pilbara Iron.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or
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achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
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Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
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Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
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Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Rio Tinto production summary

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

ALUMINA
Production (‘000 tonnes)
Gardanne (a)	100%	—	—	—	21	21	21
Gove (a)	100%	—	—	—	405	554	405
Jonquiere (a)	100%	—	—	—	252	327	252
Queensland Alumina (a) (b)	80%	365	362	377	662	756	1,766
Sao Luis (Alumar) (a)	10%	—	—	—	29	38	29
Yarwun	100%	296	323	301	339	348	1,260
Speciality alumina plants (a)	100%	—	—	—	144	176	144

Rio Tinto total alumina production		661	685	679	1,853	2,220	3,877

ALUMINIUM (c)
Refined production (‘000 tonnes) Australia — Bell Bay	100%	43.6	44.1	44.7	44.6	44.0	176.9
Australia — Boyne Island	59%	80.2	81.6	81.1	82.4	81.9	325.3
Australia — Tomago (a)	52%	—	—	—	50.2	65.7	50.2
Cameroon — Alucam (Edea) (a)	47%	—	—	—	8.8	9.4	8.8
Canada — seven wholly owned (a)	100%	—	—	—	270.5	360.1	270.5
Canada — Alouette (a)	40%	—	—	—	43.5	56.9	43.5
Canada — Becancour (a)	25%	—	—	—	20.1	25.2	20.1
China — Ningxia (Qingtongxia) (a)	50%	—	—	—	15.5	20.3	15.5
France — three wholly owned (a)	100%	—	—	—	79.7	101.7	79.7
Iceland — ISAL (Reykjavik) (a)	100%	—	—	—	35.0	46.2	35.0
New Zealand — Tiwai Point (a)	79%	68.7	69.4	70.3	70.3	69.1	278.7
Norway — SORAL (Husnes) (a)	50%	—	—	—	16.0	21.4	16.0
UK — two wholly owned (a)	100%	—	—	—	41.6	55.3	41.6
UK — Anglesey	51%	18.4	18.7	18.8	18.8	18.7	74.7
USA — Sebree (a)	100%	—	—	—	36.8	48.9	36.8

Rio Tinto total aluminium production		210.9	213.8	214.9	833.7	1,024.9	1,473.2

BAUXITE
Production (‘000 tonnes)
Awaso (a) (d)	80%	—	—	—	173	205	173
Sangaredi (a)	(e )	—	—	—	1,248	1,770	1,248
Gove (a)	100%	—	—	—	985	1,327	985
Porto Trombetas (a)	12%	—	—	—	407	491	407
Weipa (f)	100%	4,272	4,278	4,676	4,984	5,005	18,209

Rio Tinto total bauxite production		4,272	4,278	4,676	7,797	8,798	21,022

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	129	145	134	151	153	560

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,124	1,032	864	1,090	663	4,110
Kestrel Coal	80%	314	601	700	454	380	2,069

Rio Tinto total hard coking coal production		1,438	1,633	1,564	1,544	1,043	6,179

COAL — OTHER *
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	398	324	422	417	319	1,561
Blair Athol Coal	71%	1,667	1,580	1,374	1,023	1,808	5,645
Hunter Valley Operations	76%	2,004	1,818	1,774	2,047	2,139	7,642
Kestrel Coal	80%	151	271	261	145	110	828
Mount Thorley Operations	61%	497	252	396	625	432	1,771
Tarong Coal (g)	0%	1,736	1,021	872	881	262	4,510
Warkworth	42%	586	584	756	504	641	2,430

Total Australian other coal		7,041	5,850	5,855	5,642	5,711	24,388

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,691	7,682	7,601	8,292	7,958	31,267
Colowyo	(h )	1,224	1,342	1,280	1,232	1,001	5,077
Cordero Rojo	100%	9,060	9,034	8,622	9,996	9,200	36,712
Decker	50%	744	784	833	809	740	3,170
Jacobs Ranch	100%	8,537	8,478	8,750	8,801	7,904	34,565
Spring Creek	100%	3,100	2,999	3,938	4,254	3,829	14,291

Total US coal		30,357	30,318	31,024	33,384	30,632	125,083

Rio Tinto total other coal production		37,398	36,169	36,878	39,025	36,342	149,471

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal — other includes thermal coal and semi-soft coking coal.
See footnotes on page 12.

First quarter 2008 operations review	Page 10

Rio Tinto share of production (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

COPPER
Mine production (‘000 tonnes)
Bingham Canyon	100%	54.1	55.6	49.5	53.0	44.7	212.2
Escondida	30%	111.5	105.2	101.2	103.8	117.2	421.6
Grasberg — Joint Venture (i)	40%	5.8	5.6	7.5	9.4	6.9	28.4
Northparkes	80%	13.7	9.9	5.6	5.3	4.1	34.5
Palabora	58%	13.0	10.2	8.7	9.3	12.8	41.2

Rio Tinto total mine production		198.1	186.5	172.5	180.8	185.6	737.9

Refined production (‘000 tonnes)
Escondida	30%	19.9	19.7	16.1	15.8	15.7	71.5
Kennecott Utah Copper	100%	69.7	67.9	68.7	59.3	52.1	265.6
Palabora	58%	12.0	13.2	13.8	13.8	10.5	52.9

Rio Tinto total refined production		101.6	100.7	98.7	89.0	78.3	390.0

DIAMONDS
Production (‘000 carats)
Argyle	100%	3,470	4,414	4,865	5,995	2,172	18,744
Diavik	60%	1,551	1,975	1,874	1,766	1,071	7,166
Murowa	78%	12	24	31	46	52	113

Rio Tinto total diamond production		5,033	6,413	6,770	7,807	3,296	26,023

GOLD
Mine production (‘000 ounces)
Barneys Canyon	100%	2	3	3	2	2	11
Bingham Canyon	100%	106	117	86	88	67	397
Cortez/Pipeline (j)	0%	45	61	53	55	29	215
Escondida	30%	14	14	14	14	12	56
Grasberg — Joint Venture (i)	40%	74	97	149	103	0	423
Greens Creek (j)	70%	11	11	13	12	11	48
Northparkes	80%	20	17	12	13	8	63
Rawhide	51%	3	3	2	2	2	10
Others	—	3	3	3	3	2	11

Rio Tinto total mine production		278	327	335	293	133	1,233

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	115	147	128	133	81	523

IRON ORE & IRON
Production (‘000 tonnes)
Corumbá	100%	460	424	528	365	508	1,777
Hamersley — six wholly owned mines	100%	20,161	24,617	23,990	25,799	23,731	94,567
Hamersley — Channar	60%	1,585	1,743	1,554	1,448	1,484	6,330
Hamersley — Eastern Range	(k)	2,166	1,670	1,562	1,535	1,801	6,932
Hope Downs (l)	50%				32	538	32
Iron Ore Company of Canada	59%	1,413	1,730	2,376	2,248	2,119	7,768
Robe River	53%	6,460	6,932	6,381	7,529	7,189	27,301

Rio Tinto total mine production		32,245	37,117	36,390	38,956	37,371	144,707

Pig iron production (‘000 tonnes)
HIsmelt®	60%	13	0	29	27	11	69

LEAD
Mine production (‘000 tonnes)
Greens Creek (j)	70%	2.9	2.8	3.3	3.0	2.8	11.9

MOLYBDENUM
Mine production (‘000 tonnes)
Bingham Canyon	100%	4.7	3.8	3.5	3.0	3.4	14.9

SALT
Production (‘000 tonnes)
Rio Tinto Minerals — salt (m)	68%	1,116	958	1,480	1,686	1,257	5,242

SILVER
Mine production (‘000 ounces)
Bingham Canyon	100%	856	981	757	892	616	3,487
Escondida	30%	563	592	670	536	494	2,361
Grasberg — Joint Venture (i)	40%	0	114	210	154	0	477
Greens Creek (j)	70%	1,666	1,627	1,607	1,175	1,172	6,075
Others	—	187	166	127	121	74	602

Rio Tinto total mine production		3,272	3,480	3,371	2,878	2,356	13,002

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	870	1,014	1,164	1,317	929	4,365

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 12.

First quarter 2008 operations review	Page 11

Rio Tinto share of production (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	352	326	318	284	342	1,281

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	351	367	356	384	356	1,458

URANIUM
Production (‘000 lbs U3O6)
Energy Resources of Australia	68%	1,507	2,236	1,980	2,288	2,011	8,011
Rössing	69%	1,292	971	1,126	1,216	1,335	4,605

Rio Tinto total uranium production		2,799	3,207	3,105	3,504	3,346	12,616

ZINC
Mine production (‘000 tonnes)
Greens Creek (j)	70%	8.8	7.5	9.6	9.8	8.7	35.7

Production data notes

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(c)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(d)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(e)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(f)	Includes beneficiated and calcined bauxite production.

(g)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(h)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(i)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the first quarter of 2008.

(j)	In February 2008 Rio Tinto reached agreement for the sale of Greens Creek and on 5 March 2008 the Group completed the sale of its interest in the Cortez joint venture to its partner. Cortez production data are shown up to that date.

(k)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(l)	Hope Downs started production in the fourth quarter of 2007

(m)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.
Where Rio Tinto’s beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 March 2008.

First quarter 2008 operations review	Page 12

Rio Tinto production summary
Rio Tinto share of production

		QUARTER			FULL YEAR	% CHANGE
						Q1 08	Q1 08
		2007	2007	2008		vs	vs
Principal Commodities		Q1	Q4	Q1	2007	Q1 07	Q4 07
Alumina	(‘000 t)	661	1,853	2,220	3,877	236%	20%
Aluminium	(‘000 t)	210.9	833.7	1,024.9	1,473.2	386%	23%
Bauxite	(‘000 t)	4,272	7,797	8,798	21,022	106%	13%
Borates	(‘000 t)	129	151	153	560	18%	1%
Coal — hard coking coal	(‘000 t)	1,438	1,544	1,043	6,179	-27%	-32%
Coal — other Australian	(‘000 t)	7,041	5,642	5,711	24,388	-19%	1%
Coal — US	(‘000 t)	30,357	33,384	30,632	125,083	1%	-8%
Copper — mined	(‘000 t)	198.1	180.8	185.6	737.9	-6%	3%
Copper — refined	(‘000 t)	101.6	89.0	78.3	390.0	-23%	-12%
Diamonds	(‘000 cts)	5,033	7,807	3,296	26,023	-35%	-58%
Gold — mined	(‘000 ozs)	278	293	133	1,233	-52%	-55%
Gold — refined	(‘000 ozs)	115	133	81	523	-30%	-39%
Iron ore	(‘000 t)	32,245	38,956	37,371	144,707	16%	-4%
Titanium dioxide feedstock	(‘000 t)	351	384	356	1,458	1%	-7%
Uranium	(‘000 lbs)	2,799	3,504	3,346	12,616	20%	-5%

Other Metals & Minerals
Lead	(‘000 t)	2.9	3.0	2.8	11.9	-5%	-7%
Molybdenum	(‘000 t)	4.7	3.0	3.4	14.9	-27%	15%
Pig Iron	(‘000 t)	13	27	11	69	-16%	-60%
Salt	(‘000 t)	1,116	1,686	1,257	5,242	13%	-25%
Silver — mined	(‘000 ozs)	3,272	2,878	2,356	13,002	-28%	-18%
Silver — refined	(‘000 ozs)	870	1,317	929	4,365	7%	-29%
Talc	(‘000 t)	352	284	342	1,281	-3%	21%
Zinc	(‘000 t)	8.8	9.8	8.7	35.7	-2%	-12%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

First quarter 2008 operations review	Page 13

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Aluminium
Rio Tinto Alcan (a)

Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory (a)	100.0%	—	—	—	985	1,327	985
Weipa mine — Queensland (b)	100.0%	4,272	4,278	4,676	4,984	5,005	18,209
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	—	—	—	3,392	4,093	3,392
Ghana
Awaso mine (a) (c)	80.0%	—	—	—	216	256	216
Guinea
Sangaredi mine (a) (d)	22.9%	—	—	—	2,774	3,934	2,774

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		4,263	4,157	4,774	6,682	6,787	19,877

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory (a)	100.0%	—	—	—	405	554	405
Queensland Alumina Refinery — Queensland (a) (e)	80.0%	945	938	977	956	945	3,816
Yarwun refinery — Queensland	100.0%	296	323	301	339	348	1,260
Brazil
Sao Luis (Alumar) refinery (a)	10.0%	—	—	—	288	379	288
Canada
Jonquiere refinery — Quebec (a)	100.0%	—	—	—	252	327	252
France
Gardanne refinery (a)	100.0%	—	—	—	21	21	21

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec (a)	100.0%	—	—	—	3	4	3
Jonquiere plant — Quebec (a)	100.0%	—	—	—	22	31	22
France
Beyrede plant (a)	100.0%	—	—	—	6	7	6
Gardanne plant (a)	100.0%	—	—	—	102	116	102
La Bathie plant (a)	100.0%	—	—	—	5	9	5
Germany
Teutschenthal plant (a)	100.0%	—	—	—	6	8	6

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	For Weipa, beneficiated and calcined production, previously shown separately, are now shown on one row

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(d)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(e)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition
Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 14

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Aluminium (continued)

Aluminium Smelters (a)
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	44	45	45	44	177
Boyne Island smelter — Queensland	59.4%	135	137	137	139	138	548
Tomago smelter — New South Wales (b)	51.6%	—	—	—	97	127	97
Cameroon
Alucam (Edea) smelter (b)	46.7%	—	—	—	19	20	19
Canada
Alma smelter — Quebec (b)	100.0%	—	—	—	80	107	80
Alouette (Sept-Iles) smelter — Quebec (b)	40.0%	—	—	—	109	142	109
Arvida smelter — Quebec (b)	100.0%	—	—	—	32	42	32
Beauharnois, smelter — Quebec (b)	100.0%	—	—	—	10	13	10
Becancour smelter — Quebec (b)	25.1%	—	—	—	80	101	80
Grande-Baie smelter — Quebec (b)	100.0%	—	—	—	40	52	40
Kitimat smelter — British Colombia (b)	100.0%	—	—	—	47	63	47
Laterriere smelter — Quebec (b)	100.0%	—	—	—	44	58	44
Shawinigan smelter — Quebec (b)	100.0%	—	—	—	18	25	18
China
Ningxia (Qingtongxia) smelter (b)	50.0%	—	—	—	31	41	31
France
Dunkerque smelter (b)	100.0%	—	—	—	49	62	49
Lannemezan, smelter (b)	100.0%	—	—	—	5	5	5
St-Jean-de Maurienne smelter (b)	100.0%	—	—	—	25	34	25
Iceland
ISAL (Reykjavik) smelter (b)	100.0%	—	—	—	35	46	35
New Zealand
Tiwai Point smelter	79.4%	87	87	89	89	87	351
Norway
SORAL (Husnes) smelter (b)	50.0%	—	—	—	32	43	32
United Kingdom
Anglesey Aluminium smelter	51.0%	36	37	37	37	37	147
Lochaber smelter (b)	100.0%	—	—	—	8	11	8
Lynemouth smelter (b)	100.0%	—	—	—	33	44	33
USA
Sebree smelter — Kentucky (b)	100.0%	—	—	—	37	49	37

Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes)		196	226	211	1,031	1,287	1,663

a) Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

b) Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

Borates

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		129	145	134	151	153	560

(a) Production is expressed as B 2 O3content.

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 15

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Coal

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,315	1,070	1,394	1,376	1,053	5,155
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,341	2,218	1,929	1,436	2,538	7,924
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,371	1,259	1,054	1,329	808	5,012
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,316	2,020	1,883	2,046	2,143	8,264
Semi-soft coking coal production (‘000 tonnes)		331	381	460	657	683	1,830
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		189	339	326	181	138	1,035
Hard coking coal production (‘000 tonnes)		392	751	875	567	475	2,586
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		657	280	261	731	382	1,929
Semi-soft coking coal production (‘000 tonnes)		163	137	393	302	332	995
Tarong Coal mine (a)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,736	1,021	872	881	262	4,510
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,343	1,172	1,663	1,197	1,522	5,376
Semi-soft coking coal production (‘000 tonnes)		51	216	133	0	1	400

Total hard coking coal production (‘000 tonnes)		1,763	2,010	1,929	1,896	1,284	7,598

Total hard coking coal sales (‘000 tonnes)		1,776	1,605	1,580	1,962	1,245	6,924

Total other coal production (‘000 tonnes) (b)		10,443	8,854	9,314	8,808	9,052	37,419

Total other coal sales (‘000 tonnes) (c) (d)		11,127	9,762	9,322	9,892	9,459	40,103

Total coal production (‘000 tonnes)		12,206	10,864	11,243	10,704	10,336	45,017

Total coal sales (‘000 tonnes)		12,903	11,368	10,902	11,854	10,703	47,026

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,447	1,306	1,285	1,600	1,015	5,639

Share of other coal sales (‘000 tonnes) (c) (d)		7,523	6,453	5,937	6,285	5,994	26,197

(a) Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(b) Other coal production includes thermal coal and semi-soft coking coal.

(c) Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,691	7,682	7,601	8,292	7,958	31,267
Colowyo mine	(a )
Colorado, US
Thermal coal production (‘000 tonnes)		1,224	1,342	1,280	1,232	1,001	5,077
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,060	9,034	8,622	9,996	9,200	36,712
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,488	1,568	1,666	1,618	1,480	6,340
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,537	8,478	8,750	8,801	7,904	34,565
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,100	2,999	3,938	4,254	3,829	14,291

Total coal production (‘000 tonnes)		31,101	31,103	31,857	34,192	31,372	128,253

Total coal sales (‘000 tonnes)		31,101	31,103	32,165	33,891	31,393	128,260

(a) In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 16

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Copper and gold

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		23,450	23,064	22,406	21,777	22,029	90,697
Average copper grade (%)		1.62	1.58	1.63	1.72	1.56	1.64
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		319.1	305.6	305.2	316.8	284.7	1,246.7
Contained gold (‘000 ounces)		45	48	48	45	39	187
Contained silver (‘000 ounces)		1,877	1,973	2,234	1,786	1,647	7,870

Ore to leach (‘000 tonnes) (a)		15,509	8,435	7,329	3,723	19,156	34,996
Average copper grade (%)		0.34	0.53	0.44	0.78	0.55	0.45
Contained copper in leachate/mined material (‘000 tonnes)		52	45	32	29	106	159

Refined production from leach plants:
Copper cathode production (‘000 tonnes)		66	66	54	53	52	238

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0%(40.0% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		20,563	19,568	18,267	19,195	16,648	77,593
Average mill head grades:
Copper (%)		1.21	0.82	0.58	0.65	0.67	0.82
Gold (g/t)		2.01	1.63	0.70	0.52	0.37	1.24
Silver (g/t)		4.75	3.56	2.91	2.77	2.23	3.53

Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		225.6	145.9	90.8	107.1	95.7	569.4
Gold in concentrates (‘000 ounces)		1,182	916	336	254	149	2,689
Silver in concentrates (‘000 ounces)		2,273	1,397	693	875	663	5,238
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		194.2	157.4	96.9	91.5	94.0	540.0
Gold in concentrates (‘000 ounces)		1,010	978	383	220	155	2,591
Silver in concentrates (‘000 ounces)		1,571	1,202	598	585	545	3,957

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2008 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 1Q 2008 until the release of its 2008 first-quarter results on April 23, 2008.

(b) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 17

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Copper and gold (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%

Nevada, US
Ore treated
Milled (‘000 tonnes)		763	697	914	648	491	3,023
Leached (‘000 tonnes)		11,007	5,956	4,775	8,510	1,839	30,248
Sold for roasting (‘000 tonnes)		—	—	—	—	—	—
Average ore grade: gold
Milled (g/t)		2.49	2.80	2.83	4.18	3.40	3.02
Leached (g/t)		0.52	0.51	0.50	0.50	0.50	0.51
Sold for roasting (g/t)		—	—	—	—	—	—
Gold produced (‘000 ounces)		113	154	134	138	72	538

Greens Creek mine (a)	70.3%
Alaska, US
Ore treated (‘000 tonnes)		166	148	178	172	153	664
Average ore grades:
Gold (g/t)		4.44	4.57	4.85	4.86	5.20	4.69
Silver (g/t)		562	624	533	416	465	530
Zinc (%)		9.5	9.1	9.6	10.3	10.3	9.7
Lead (%)		3.6	3.8	3.7	3.5	3.7	3.6
Metals produced in concentrates:
Gold (‘000 ounces)		16	15	19	18	16	68
Silver (‘000 ounces)		2,371	2,316	2,287	1,672	1,668	8,646
Zinc (‘000 tonnes)		12.5	10.6	13.7	13.9	12.3	50.8
Lead (‘000 tonnes)		4.2	3.9	4.6	4.3	4.0	17.0

Rawhide mine (b)	51.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	6	4	4	3	19
Silver (‘000 ounces)		51	54	34	21	26	160

(a) In February 2008 Rio Tinto reached agreement for the sale of Greens Creek and on 5 March 2008 the Group completed the sale of its interest in the joint venture to its Cortez partner. Cortez production data are shown up to that date.

(b) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		2	3	3	2	2	11

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		11,922	12,499	10,988	12,116	10,867	47,525
Average ore grade:
Copper (%)		0.56	0.53	0.52	0.51	0.49	0.53
Gold (g/t)		0.43	0.42	0.36	0.31	0.30	0.38
Silver (g/t)		3.14	3.07	2.87	2.93	2.43	3.00
Molybdenum (%)		0.056	0.050	0.050	0.043	0.050	0.050
Copper concentrates produced (‘000 tonnes)		202	234	222	230	193	889
Average concentrate grade (% Cu)		26.7	23.6	22.2	23.0	23.0	23.8
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		54.1	55.6	49.5	53.0	44.7	212.2
Gold (‘000 ounces)		106	117	86	88	67	397
Silver (‘000 ounces)		856	981	757	892	616	3,487
Molybdenum concentrates produced (‘000 tonnes):		8.3	6.7	6.2	5.4	6.2	26.6
Molybdenum in concentrates (‘000 tonnes)		4.7	3.8	3.5	3.0	3.4	14.9
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		272	297	263	272	237	1,103
Copper anodes produced (‘000 tonnes) (c)		69.0	73.7	61.8	56.7	49.7	261.2
Production of refined metal:
Copper (‘000 tonnes)		69.7	67.9	68.7	59.3	52.1	265.6
Gold (‘000 ounces) (d)		115	147	128	133	81	523
Silver (‘000 ounces) (d)		870	1,014	1,164	1,317	929	4,365

(b) Includes a small amount of copper in precipitates. (c) New metal excluding recycled material. (d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 18

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Copper and gold (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia Ore treated (‘000 tonnes)		1,367	1,363	1,264	1,304	1,234	5,297
Average ore grades:
Copper (%)		1.38	1.01	0.65	0.59	0.49	0.91
Gold (g/t)		0.78	0.67	0.50	0.51	0.35	0.62

Copper concentrates produced (‘000 tonnes)		42.2	32.4	21.4	19.6	16.1	115.7

Contained copper in concentrates:
Saleable production (‘000 tonnes)		17.2	12.4	7.0	6.6	5.1	43.1
Sales (‘000 tonnes) (a)		16.3	13.6	9.5	8.2	2.7	47.6

Contained gold in concentrates:
Saleable production (‘000 ounces)		25.6	21.8	15.1	16.3	10.0	78.8

Sales (‘000 ounces) (a)		19.1	16.2	23.3	16.7	6.0	75.4

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,886	3,025	3,046	3,958	3,181	12,915
Average ore grade: copper (%)		0.71	0.70	0.68	0.69	0.71	0.70
Copper concentrates produced (‘000 tonnes)		82.1	56.0	48.6	52.5	73.9	239.2
Average concentrate grade: copper (%)		27.4	31.5	31.0	30.7	29.9	29.8
Copper in concentrates (‘000 tonnes)		22.5	17.6	15.0	16.1	22.1	71.4
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		73.6	74.2	73.9	74.1	66.4	295.8
New copper anodes produced (‘000 tonnes)		21.2	22.9	24.0	22.7	18.1	90.7
Refined new copper produced (‘000 tonnes)		20.8	22.9	24.0	24.0	18.3	91.7
By-products:
Magnetite concentrate (‘000 tonnes)		262	321	361	363	446	1,306
Nickel contained in products (tonnes) (a)		5	12	43	45	42	104
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	50	50	50	200

(a) Nickel production is now reported as contained nickel in product.

Diamonds

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,168	2,178	2,362	1,917	1,549	8,625
AK1 diamonds produced (‘000 carats)		3,470	4,414	4,865	5,995	2,172	18,744

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		520	643	656	581	435	2,400
Diamonds recovered (‘000 carats)		2,585	3,291	3,123	2,944	1,785	11,943

Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		30	46	55	72	88	203
Diamonds recovered (‘000 carats)		15	31	40	59	67	145

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 19

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Iron ore and iron

Rio Tinto Iron Ore

Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	20,161	24,617	23,990	25,799	23,731	94,567
Hamersley — Channar	60.0%	2,641	2,905	2,589	2,413	2,474	10,549
Hamersley — Eastern Range	(a )	2,166	1,670	1,562	1,535	1,801	6,932
Hope Downs (b)	50.0%	—	—	—	64	1,076	64
Robe River — Pannawonica	53.0%	6,168	6,901	5,608	6,812	6,811	25,489
Robe River — West Angelas	53.0%	6,020	6,178	6,432	7,393	6,753	26,023

Total production (‘000 tonnes)		37,156	42,271	40,180	44,016	42,646	163,624

Total sales (‘000 tonnes) (c)		34,851	41,340	40,444	44,465	42,691	161,100

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b) Hope Downs started production in the fourth quarter of 2007
(c) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		82	613	723	505	360	1,923
Pellets (‘000 tonnes)		2,325	2,334	3,323	3,324	3,249	11,306
Sales:
Concentrate (‘000 tonnes)		436	296	820	855	262	2,407
Pellets (‘000 tonnes)		1,791	2,727	3,327	3,146	2,547	10,991

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		460	424	528	365	508	1,777
Sales (‘000 tonnes)		347	245	401	112	369	1,105

(a) Production includes by-product fines.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes)		21	0	49	45	18	115

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 20

Rio Tinto operational data

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2007	2007	2007	2007	2008	2007

Salt

Rio Tinto Minerals — salt (a)	68.4%
Western Australia
Salt production (‘000 tonnes)		1,719	1,476	2,165	2,467	1,840	7,827

(a) Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

Talc

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		352	326	318	284	342	1,281

Titanium dioxide feedstock

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		351	367	356	384	356	1,458

Uranium

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,204	3,269	2,895	3,346	2,940	11,713

Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		1,884	1,417	1,641	1,773	1,947	6,714

Rio Tinto percentage interest shown above is at 31 March 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2008 operations review	Page 21

Index to operational data

		Page
Aluminium

Rio Tinto Alcan
- Alma	Canada	15
- Alouette (Sept-Iles)	Canada	15
- Alucam (Edea)	Cameroon	15
- Anglesey Aluminium	UK	15
- Arvida	Canada	15
- Awaso	Ghana	14
- Beauharnois	Canada	15
- Becancour	Canada	15
- Bell Bay	Australia	15
- Beyrede	France	14
- Boyne Island	Australia	15
- Brockville	Canada	14
- Dunkerque	France	15
- Gardanne	France	14
- Gove	Australia	14
- Grande-Baie	Canada	15
- Jonquiere	Canada	14
- ISAL (Reykjavik)	Iceland	15
- Kitimat	Canada	15
- La Bathie	France	14
- Lannemezan	France	15
- Laterriere	Canada	15
- Lochaber	UK	15
- Lynemouth	UK	15
- Ningxia (Qingtongxia)	China	15
- Porto Trombetas (MRN)	Brazil	14
- Queensland Alumina	Australia	14
- Sangaredi	Guinea	14
- Sebree	USA	15
- Shawinigan	Canada	15
- Sao Luis (Alumar)	Brazil	14
- SORAL (Husnes)	Norway	15
- St-Jean-de-Maurienne	France	15
- Teutschenthal	Germany	14
- Tiwai Point	New Zealand	15
- Tomago	Australia	15
- Weipa	Australia	14
- Yarwun	Australia	14

Borates

Rio Tinto Minerals — borates	US	15
Boron	US	15
Tincalayu	Argentina	15

Coal

Rio Tinto Coal Australia:	Australia	16
- Bengalla	Australia	16
- Blair Athol	Australia	16
- Hail Creek	Australia	16
- Hunter Valley Operations	Australia	16
- Kestrel	Australia	16
- Mount Thorley Operations	Australia	16
- Warkworth	Australia	16
Rio Tinto Energy America:	US	16
- Antelope	US	16
- Colowyo	US	16
- Cordero Rojo	US	16
- Decker	US	16
- Jacobs Ranch	US	16
- Spring Creek	US	16

Copper

Escondida	Chile	17
Freeport-McMoRan Copper & Gold:	US	17
- Grasberg	Indonesia	17
Kennecott Utah Copper:	US	18
- Bingham Canyon	US	18
- Kennecott smelter and refinery	US	18
Northparkes	Australia	19
Palabora mine and smelter	South Africa	19

Diamonds

Argyle Diamonds	Australia		19
Diavik Diamonds	Canada		19
Murowa Diamonds	Zimbabwe		19

Gold

Escondida	Chile		17
Freeport-McMoRan Copper & Gold:	US		17
- Grasberg	Indonesia		17
Kennecott Utah Copper:	US		18
- Barneys Canyon	US		18
- Bingham Canyon	US		18
Kennecott Minerals:	US		18
- Greens Creek	US		18
- Rawhide	US		18
Northparkes	Australia		19

Iron Ore

Corumbá	Brazil		20
Hamersley:	Australia		20
- Brockman	Australia		20
- Channar	Australia		20
- Eastern Range	Australia		20
- Marandoo	Australia		20
- Mt Tom Price	Australia		20
- Nammuldi	Australia		20
- Paraburdoo	Australia		20
- Yandicoogina	Australia		20
Hope Downs	Australia		20
Iron Ore Company of Canada	Canada		20
Robe River:	Australia		20
Pannawonica	Australia		20
West Angelas	Australia		20

Lead/Zinc

Kennecott Minerals:	US		18
- Greens Creek	US		18

Molybdenum

Bingham Canyon	US		18

Pig Iron

HIsmelt®	Australia		20

Salt

Rio Tinto Minerals — salt	Australia		21

Silver
Bingham Canyon	US		18
Escondida	Chile		17
Grasberg	Indonesia		17
Greens Creek	US		18

Talc

Rio Tinto Minerals — talc	Australia/Europe/
	US/Canada		20

Titanium dioxide feedstock

QIT mine and smelter	Canada		21
Richards Bay Minerals mine and smelter	South Africa		21

Uranium

Energy Resources of Australia	Australia		21
— Ranger	Australia		21
Rössing	Namibia		21

First quarter 2008 operations review	Page 22